PROTECTIVE LIFE INSURANCE COMPANY
P. O. BOX 2606
BIRMINGHAM, ALABAMA 35202

Tax-Sheltered Annuity
Endorsement

The Contract and any statements made in the Certificate are modified as of the Effective Date as follows:

1.
The Annuitant is the Participant. The Certificate under the Contract is not transferable and may not be sold, assigned, discounted or pledged as security for a loan or as security for any other obligation, other than to Protective Life Insurance Company. Annuity payments under this Contract cannot be surrendered, commuted, assigned, encumbered or anticipated in any way. The Participant’s interest under the Contract is nonforfeitable.

2.	Annuity Deposits must be paid by an organization described in section 403(b)(1)(A) of the Internal Revenue Code. The Participant must be an employee of such an organization.

3.	Regardless of any other provision of the Contract or this Endorsement,

(a)
the entire interest (value of the annuity) of the Participant will be distributed, or commence to be distributed, no later than the first day of April following the calendar year in which the Participant attains age 70 ½ (“Required Beginning Date”), in equal or substantially equal amounts over:

(1)	the life of such Participant, or the lives of such Participant, and his or her designated Beneficiary, or

(2)	a period not extending beyond the life expectancy of such Participant, or the joint and last survivor expectancy of such Participant and his or her designated Beneficiary.

(b)
if the Participant’s entire interest is to be distributed in other than a lump sum, the amount to be distributed each year (commencing with the Required Beginning Date and each year thereafter) must be at least an amount equal to the quotient obtained by dividing the Participant’s entire interest by the life expectancy of the Participant or joint and last survivor expectancy of the Participant and designated Beneficiary.

(c)
Life expectancy and joint and last survivor expectancy are computed by use of the return multiples contained in section 1.72-9 of the Income Tax Regulations. For purposes of this computation, the Participant’s life expectancy may be recalculated no more frequently than annually, however, the life expectancy of a non-spouse Beneficiary may not be recalculated.

4.	Notwithstanding any other provision of the Contract or this Endorsement,

(a)	If the Participant dies before distribution of his or her interest commences, the Participant’s entire interest will be distributed in accordance with one of the following four provisions:

(1)	The Participant’s entire interest will be paid within five (5) years after the date of the Participant’s death.

(2)
If the Participant’s interest is payable to a Beneficiary designated by the Participant and the Participant has not elected (1) above, then the entire interest will be distributed in substantially equal installments over the life or life expectancy of the designated Beneficiary commencing no later than one (1) year after the date of the Participant’s death.

(3)
If the designated Beneficiary of the Participant is the Participant’s surviving spouse, the spouse may elect within the five year period commencing with the Participant’s date of death to receive equal or substantially equal payments over the life or life expectancy of the surviving spouse commencing at any date prior to the date on which the deceased Participant would have attained age 70 ½.

(b)
For purposes of the above, payments will be calculated by use of the return multiples specified in Section 1.72-9 of the Income Tax Regulations. Life expectancy of a surviving spouse may be recalculated annually. In the case of any other designated Beneficiary, life expectancy will be calculated at the time payment commences and payments for any 12 consecutive month period will be based on such life expectancy minus the number of whole years passed since distribution first commenced.

(c)
For purposes of this requirement, any amount paid to a child of the Participant will be treated as if it had been paid to the surviving spouse if the remainder of the interest becomes payable to the surviving spouse when the child reaches the age of majority.

Form No. FIQA-028

5.	The initial Annuity Deposit must consist entirely of rollover contributions, as permitted by Internal Revenue Code (“Code”) Section 403(b)(8) or transfers as permitted by Code Section 1035.

6.
The Participant may make additional Annuity Deposits provided such additional Annuity Deposits are rollover contributions, as permitted by Code Section 403(b)(8) or transfers as permitted by Code Section 1035.

7.	All Annuity Deposits are payable in cash.

8.
Distributions under the Contract attributable to contributions made pursuant to a salary reduction agreement may be made as provided in Section 403(b)(11) of the Internal Revenue Code, only (1) after the Participant attains age 59 ½, (2) upon separation from service because of early retirement under the plan after age 55, (3) upon death or disability, or (4) for an amount not greater than the total of such contributions in the case of hardship. Any withdrawal shall effect a surrender of the Certificate to the extent of such withdrawal.

9.
The terms of this Endorsement control over any contrary provisions of the Contract or the Certificate. Use of the masculine pronoun herein shall be deemed to refer, as applicable, to the feminine and neuter genders.

Signed for the Company as of the Effective Date.

PROTECTIVE LIFE INSURANCE COMPANY

Secretary